March 28, 2013
BY EDGAR

Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	B/E Aerospace, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-18348

Response to Staff Comment Letter dated March 18, 2013

Dear Mr. Cash:

On behalf of our client, B/E Aerospace, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated March 18, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of each comment from the Staff contained in the Comment Letter, followed by the Company’s response to such comment.  For your convenience, we have also included the captions used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Backlog, page 12

1.
We note your disclosure that, “Total backlog, both booked and awarded but unbooked, expanded to a record $8.25 billion…” Please tell us and revise future filings to explain the meaning of the term “booked” and also the difference between booked and awarded but unbooked.

Response

The Company records backlog when it enters into a definitive order for the delivery of future products to its customers.  Within backlog, the Company differentiates between booked backlog and awarded but unbooked backlog.  For manufacturing programs, generally if there are specified delivery dates then the backlog is considered booked.  When the Company receives the delivery date specificity in writing from its customers on these long-term contracts, management includes such amount in booked backlog.

If a contract does not provide that level of specificity, the production requirements are generally provided to the Company through periodic purchase orders issued against the underlying contracts at which point the amount of the purchase orders is classified as booked. The remaining portion of the underlying contract is considered awarded but unbooked. For consumables contracts, the Company includes in booked backlog, open but unfulfilled purchase orders plus an amount that it believes necessary to support its customers’ production activities under long-term contracts. In addition, purchase orders for end items and spares are generally received and recorded as backlog when the Company accepts their terms.

The Company will revise its future filings to provide a description of the manner in which orders are entered into its booked backlog in line with the information set forth above.

2.
In future filings, please expand your backlog discussion to include a breakdown of your backlog by segment. In addition, please provide a discussion of margin trends within your backlog and disclose whether or not there are components of your backlog that are not moving forward.

Response

The Company respectfully submits that it currently does not provide a breakdown of its backlog by segment in its backlog discussion because disclosure of this information would competitively disadvantage the Company relative to its direct competitors and the Company does not believe it provides material information to investors. The Company’s industry is highly competitive with a limited number of competitors bidding for contracts from a common set of customers. Moreover, the Company’s direct competitors are predominantly foreign companies that do not disclose backlog information in their respective jurisdictions.  Finally, often the Company’s customers do not allow it to associate their name with a given award, or in fact, may contractually provide that the Company may not disclose certain information such as pricing or duration.  In light of these circumstances, the Company would be taking a risk of possibly breaching certain contractual restrictions specifically mandated by its customers.  Given the uneven level of disclosure of backlog information between the Company and its competitors, the Company believes that it would be competitively disadvantaged if it were to provide a breakdown of its backlog by segment, which might be further exacerbated by disclosure that its customers find offensive.

Further, the Company believes that information about its backlog by segment is immaterial to investors.  Given the Company’s existing disclosure on its reportable segments, its current backlog disclosures, proposed enhancements to these disclosures as set forth below, as well as its practice of periodically providing program award information (to the extent the Company is allowed to do so by its customers), the Company does not believe that providing a breakdown of its backlog by segment in its backlog discussion will materially add to the mix of information available to investors.

In summary, the Company believes that, given the competitive disadvantage that would result if the Company provided a breakdown of its backlog by segment in its backlog discussion in the Form 10-K and the immateriality of such information to investors, its current disclosure is adequate and additional disclosure may adversely impact its business.

In future filings, the Company proposes to expand its discussion of margin trends within its backlog along the following lines:

“Backlog

Our backlog at December 31, 2012 was $3.75 billion, as compared with backlog of $3.5 billion at December 31, 2011 and $3.1 billion at December 31, 2010. The charts below reflect information related to the backlog by geographic region and the expected roll-out of backlog.

At December 31, 2012, we had a record booked backlog of $3.75 billion.  While the expected delivery dates of our backlog varies from year to year, generally about 50% of the backlog is deliverable in the following 12 months, with the balance generally deliverable over approximately the next two years.  As an example, we believe approximately 56% of our December 31, 2012 booked backlog will be delivered during 2013.  The quality of our backlog has continued to improve as a result of partnering with key long-term customers, outstanding engineering, global sourcing and program management capabilities resulting in superior products which we believe are the most innovative cabin interior products solutions for our customers. During the three-year period ended December 31, 2012, the combined operating margins of our two manufacturing segments (CAS and BJS) expanded by 420 basis points.  We believe, the quality of our backlog has continued to improve and as a result, we believe, based on our current backlog, scheduled deliveries of new aircraft, our ongoing operational excellence initiatives, including lean activities, global sourcing, program management, quality, and engineering excellence initiatives, we expect to continue to improve our margins over the next several years.

While we do operate in a cyclical industry, program cancellations are the exception, not the norm; historically, backlog cancellations have not been significant.  This is due to the fact that airlines seek fleet commonality once they begin to outfit their fleets with a particular cabin interior product or configuration.  This is important to an airline due to customer expectations for a certain level of service, particularly on international routes as well as complexities that arise from maintaining multiple layouts and products with spare parts on a global basis, and other similar considerations.  As a result, these programs tend to be deferred to later periods, rather than being cancelled.  As an example in 2008 following the global credit crisis, our airline customers experienced a significant contraction in demand, which resulted in the deferral of a number of programs from delivery in the 2008-2009 period to 2009-2011.  Despite the negative impacts on our customers from this severe global recession, no significant retrofit programs were cancelled.  For a more detailed discussion on risks associated with our backlog, see Item 1A. Risk Factors – We have a significant backlog that may be deferred or may not be entirely realized.

SFE program awards will be added to backlog when we receive purchase orders or otherwise are provided with specificity regarding delivery dates. At December 31, 2012, we estimate the value of these awards at $4.5 billion.

Total backlog, both booked and awarded but unbooked, expanded to a record $8.25 billion, an increase of 4.4% from December 31, 2011.”

Liquidity and Capital Resources, page 33

3.
To the extent that cash held outside of the US is material to your liquidity, in future filings please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents at the end of your reporting period, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response

The Company’s sources of liquidity are from cash on hand, its revolving line of credit and cash flow from operations.  At December 31, 2012, the Company had approximately $514 million of cash and cash equivalents and a $950 million revolving line of credit with no borrowings outstanding and no maturities in the near term.  In addition, the substantial majority of the Company’s cash is held within the United States and its foreign cash may be brought back into the United States tax-free.  Because its foreign cash may be efficiently brought back into the United States, the substantial majority of its cash is held within the United States, and the revolving line of credit currently remains undrawn, the Company believes that its foreign cash is not a material source of liquidity and therefore no further disclosure is required.

In the future, the Company proposes to provide an enhanced liquidity disclosure similar to the discussion set forth above.  Were conditions relative to the materiality of the foreign cash balances and/or the Company’s ability to bring back the funds to the United States on a tax-free basis to change, the Company would modify its disclosures accordingly.

Consolidated Statement of Earnings and Comprehensive Income, page F-4

4.
Based on the description of your business activities and your recent acquisitions, it appears that you earn some portion of your revenues from services. Please tell us what consideration you have given to separately quantifying your service revenues on the face of your income statement. Please refer to Rule 5-03(1)(d) of Regulation S-X.

Response

The Company’s primary business is the design and manufacture of interior products for commercial and business jet aircraft and the procurement, warehousing and distribution of aerospace fasteners and other consumables.

The Company provides inventory management, engineering and related services to selected customers in connection with the sale of fasteners and other products.   Management believes that these services are rendered as a single deliverable under ASC 605-25-25-5. These revenues were less than 1% of the Company’s consolidated 2012 revenues.  As a result and as provided by Rule 5-03.2, the Company has presented product and service revenues on a combined basis in its financial statements for each of the years during the three-year period ended December 31, 2012.

Exhibit 10.7

5.
We note that exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2012 which you incorporate by reference omits the schedules and exhibits to the second amended and restated credit agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments. Please refile the second amended and restated credit agreement with all attachments in your next periodic report under the Exchange Act.

Response

The Company acknowledges that exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2012, which the Company incorporated by reference into the Form 10-K, omits the schedules and exhibits to the second amended and restated credit agreement, and the Company will re-file the second amended and restated credit agreement with all attachments in its next periodic report under the Exchange Act.

Exhibit 10.12

6.	We note that the exhibit omits exhibit A. Please refile the first amendment to amended and restated employment agreement with exhibit A in your next periodic report under the Exchange Act.

Response

The Company respectfully refers the Staff to exhibit 10.13 that was already filed with the Form 10-K, which is the Death Benefit Agreement referenced as exhibit A in exhibit 10.12.  Should the Staff still deem necessary, the Company will re-file the first amendment to the amended and restated employment agreement with exhibit A as a single exhibit in its next periodic report under the Exchange Act.

******

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this response to the Comment Letter.  Please direct any questions or comments regarding this letter to me at (212) 848-7974.

Very truly yours, /s/ Jason Lehner Jason Lehner

cc:	Amin J. Khoury – B/E Aerospace, Inc., Chief Executive Officer
Thomas P. McCaffrey – B/E Aerospace, Inc., Senior Vice President and Chief Financial Officer
Ryan M. Patch – B/E Aerospace, Inc., Vice President - Law, General Counsel and Secretary
Greg Powell – B/E Aerospace, Inc., Vice President, Investor Relations